Viceroy Exploration Ltd.

February 18, 2005

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised as follows:

Issuer:	Viceroy Exploration Ltd.
Meeting Type:	Annual General Meeting
CUSIP #:	925621104
Meeting Date:	April 22,2005
Record Date for Notice:	March 22,2005
Record Date for Voting:	March 22,2005
Beneficial Ownership Determination Date:	March 22,2005
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
OBO Distribution Payment:	Issuer will not pay for OBO’s

Yours truly,

VICEROY EXPLORATION LTD.

“Michele A. Jones”

Michele A. Jones
Corporate Secretary

cc:	Ontario Securities Commission	Quebec Securities Commission
	Alberta Securities Commission	Office of the Administrator, New Brunswick
	Saskatchewan Securities Commission	Securities Registry, Northwest Territory
	Newfoundland Securities Commission	Registrar of Securities, Yukon Territory
	Nova Scotia Securities Commission	Nunavut Legal Registry
	Manitoba Securities Commission	The TSX Venture Exchange
	Registrar of Securities, Prince Edward Island	Price Waterhouse, Attn: Suzanne Lachapelle
	DuMoulin Black, Attn: Corey Dean	Computershare Trust Company of Canada, Attn: David Cavasin